EXHIBIT 99.4
CHC GROUP LTD.
NON-TRANSFERRABLE SUBSCRIPTION RIGHTS
TO PURCHASE PREFERRED SHARES
OFFERED TO SHAREHOLDERS
OF CHC GROUP LTD.
                    , 2014
To Our Clients:
Enclosed for your consideration are a prospectus, dated                     , 2014 (the “Prospectus”), and the “Beneficial Owner Election Form” relating to the rights offering (the “Rights Offering”) by CHC Group Ltd., a Cayman Islands exempted company (the “Company”), of convertible preferred shares, $0.0001 par value per share (the “Preferred Shares”), pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record of the Company’s ordinary shares, $0.0001 par value per share (the “Ordinary Shares”), at 5:00 p.m., New York City time, on October 24, 2014 (the “Record Date”). The Rights and Preferred Shares are described in the Prospectus. In the Rights Offering, the Company is offering an aggregate of 100,000 Preferred Shares, as described in the Prospectus.
The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on                     , 2014, unless extended (as it may be extended, the “Expiration Date”). Holders of Ordinary Shares held by The Depository Trust Company may exercise their rights until 2:15 p.m., New York City time, on         , 2014.
As described in the accompanying Prospectus, you will receive one Right for each Ordinary Share owned on the Record Date. Each Right will allow you to subscribe for 0.001229 Preferred Shares (the “Basic Subscription Right”) at the subscription price of $1,000.00 per full share (the “Subscription Price”). For example, if you owned 50,000 Ordinary Shares as of 5:00 p.m., New York City time, on the Record Date, you would receive 50,000 Rights and would have the right to purchase 61 Preferred Shares (rounded down to the nearest whole Preferred Share, with the total subscription payment being adjusted accordingly, as discussed below) for the Subscription Price.
If you timely and fully exercise your Basic Subscription Rights and 6922767 Holding (Cayman) Inc., the Company’s largest shareholder, does not exercise its Basic Subscription Right (as it has notified the Company that it does not intend to do), you may subscribe for up to an additional 0.0016422 Preferred Shares per Ordinary Share you own (the “Over-Subscription Privilege”), at the Subscription Price. For example, if you owned 50,000 Ordinary Shares as of 5:00 p.m., New York City time, on the Record Date, your Over-Subscription Privilege would entitle you to purchase an additional 82 Preferred Shares for the Subscription Price.
You will be required to submit payment in full for all the Preferred Shares you wish to buy with your Over-Subscription Privilege. The Basic Subscription Right and the Over-Subscription Privilege may be exercised only for whole shares. The Company will eliminate fractional Preferred Shares resulting from the exercise of the Basic Subscription Right and the Over-Subscription Privilege by rounding down to the nearest whole Preferred Share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable after completion of the Rights Offering.
 To the extent the aggregate Subscription Price of the maximum number of Preferred Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over- Subscription Privilege, you will be allocated only the number of Preferred Shares available to you as soon as practicable after the Expiration Date, and your excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable after completion of the Rights Offering.
To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price pursuant to the Over- Subscription Privilege, you will be allocated the number of Preferred Shares for which you actually paid in connection with the Over-Subscription Privilege.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF ORDINARY SHARES CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME, EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.
Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Preferred Shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus carefully before instructing us to exercise your Rights.
If you wish to have us, on your behalf, exercise the Rights for any Preferred Shares to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election Form.
Your Beneficial Owner Election Form to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. Please contact us for our deadline with respect to your submission of the Beneficial Ownership Election Form. Once you have exercised the Basic Subscription Right or the Over-Subscription Privilege, such exercise may not be revoked.
Additional copies of the enclosed materials may be obtained by contacting Georgeson, Inc., the information agent. Banks, brokers and all other shareholders should call (888) 607-6511 or email CHCGroup@georgeson.com. You may also reach the Company by contacting Lynn Antipas Tyson, VP, Investor Relations, by telephone at (914) 485-1150 or by email at lynn.tyson@chc.ca.
Very truly yours,
Recordholder